UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: May 2023

Commission File Number: 001-40509

BROOKFIELD REINSURANCE LTD.

(Name of Registrant)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08

Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Code of Business Conduct and Ethics – May 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.

Date: May 24, 2023	By:	/s/ Anna Knapman-Scott
Name: Anna Knapman-Scott Title: Corporate Secretary